Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas 40th Floor New York, New York 10019-6022 o: 212.999.5800 F: 212.999.5899

Sebastian Alsheimer

Internet: salsheimer@wsgr.com

Direct dial: (212) 453-2832

September 24, 2024

BY EDGAR AND ELECTRONIC MAIL

Messrs. Brian Soares and Daniel Duchovny

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Blue Hill Advisors LLC
Territorial Bancorp Inc.
Soliciting Materials filed pursuant to Rule 14a-12 by Blue Hill Advisors LLC
Filed September 18, 2024
File No. 001-34403

Dear Messrs. Soares and Duchovny:

On behalf of our client, Blue Hill Advisors LLC (“Blue Hill” or “we”), we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 20, 2024 (the “Staff Letter”), regarding Blue Hill’s Soliciting Materials filed pursuant to Rule 14a-12 (the “DFAN”). We have reviewed the Staff Letter with Blue Hill and provide the following responses on Blue Hill’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined herein have the meaning ascribed to them in the DFAN.

1.	We note your legend informing security holders to read “any materials filed” by any of the Investors. Please note that Rule 14a-12(a)(1)(ii) requires the soliciting party to include a prominent legend advising security holders to read the proxy statement when it is available because it contains important information. The legend also must explain to investors that they can get the proxy statement and any other relevant documents for free at the Commission’s website and describe which documents are available free from the participants. Please revise future soliciting materials accordingly and confirm your understanding.

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September 24, 2024

Blue Hill acknowledges the Staff’s comment and confirms its understanding with regard to Rule 14a-12(a)(1)(ii). Blue Hill does not intend to solicit proxies in connection with the special meeting of Territorial Bancorp Inc. (the “Company”). Accordingly, Blue Hill does not anticipate filing a proxy statement or other solicitation materials pursuant to Rule 14a-12.

2.	The explanatory legends encourage security holders to read the proxy statement related to the solicitation of proxies for the special meeting “if and when” it becomes available or “if filed.” However, Rule 14a-12 does not create an exception to Rule 14a-3. A person soliciting in reliance on Rule 14a-12 must perfect that reliance by filing a proxy statement. Refer to Rule 14a-12(a)(2) as well as the July 2001 Third Supplement to the Manual of Publicly Available Telephone Interpretations at interpretation I.D.3 (explaining that one “basis for permitting free communications under Rule 14a-12 was that security holders will receive a complete disclosure document” before making a voting decision). Please confirm that any future attempt to solicit in reliance on Rule 14a-12 will comply with the requirements codified in that rule, and otherwise will remove the implication that the rule created an exemption from the Rule 14a-3 requirement to furnish a proxy statement when soliciting in the absence of an exemption available under Rule 14a-12.

Blue Hill acknowledges the Staff’s comment and confirms that it does not intend to file a proxy statement or other solicitation materials that imply that Rule 14a-12 created an exception to the Rule 14a-3 requirement, as noted in the Staff’s comment.

3.	In written soliciting materials used before a proxy statement is furnished, Rule 14a-12(a)(1)(i) requires the soliciting party to include a description of each participant’s direct and indirect interests in the solicitation, or a legend advising where that information can be found. Such interests are not limited to the participant’s share ownership in the registrant. See the last sentence of CDI 132.03 under Proxy Rules and Schedules 14A/14C Compliance and Disclosure Interpretations (November 17, 2023). In future soliciting materials filed pursuant to Rule 14a-12, please include disclosure about the fact that Blue Hill Advisors and certain other investors recently made a proposal to acquire Territorial Bancorp Inc., which proposal appears to have been rejected.

Blue Hill acknowledges the Staff’s comment and confirms its understanding with respect to the requirement to include a description of each participant’s interests pursuant to Rule 14a-12.

4.	Your description of your proposal to acquire shares of the Company appears to omit a number of conditions, including a minimum tender condition of 70% of the outstanding shares of the Company’s common stock. In addition, according to the Company’s disclosure, the Company’s board of directors notified Mr. Landon that the board of

September 24, 2024

directors determined that your proposal is neither a Superior Proposal nor is it reasonably likely to lead to a Superior Proposal. Please ensure that future soliciting materials disclose material conditions to your proposal and the status of your proposal.

Blue Hill acknowledges the Staff’s comment and its obligation to include key terms and conditions with respect to its proposal to acquire shares in the Company.

* * *

If the Staff has any questions or needs additional information concerning any of the foregoing, please contact me at the number or email appearing on the first page of this letter. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Sebastian Alsheimer

cc:	Jason Blumberg, Blue Hill Advisors LLC
Ann Stillman, Blue Hill Advisors LLC